EXHIBIT 4.05

DESCRIPTION OF REGISTRANT’S SECURITIES

The following description of the Class A common stock, $.001 par value (“Class A common stock”) of MSC Industrial Direct Co., Inc. (“us”, “our”, “we” or the “Company”) is a summary.  This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our certificate of incorporation (“Certificate”) and our amended and restated By-Laws (“By-Laws”), each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.05 is a part or incorporated by reference as an exhibit, as well as to the relevant provisions of the New York Business Corporation Law (the “NYBCL”).  The Class A common stock is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended.

General

The authorized capital stock of the Company consists of (i) 100,000,000 shares of Class A common stock, (ii) 50,000,000 shares of Class B common stock, $.001 par value (“Class B common stock”), and (iii) 5,000,000 shares of preferred stock, $.001 par value (“Preferred Stock”).

The outstanding shares of Class A common stock are fully paid and nonassessable.

Dividends and Liquidation Rights

Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Class A common stock and Class B common stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock.

Voting Rights

Each holder of Class A common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. The holders of Class B common stock are entitled to ten votes per share on the applicable record date and are entitled to vote, together with the holders of the Class A common stock, on all matters which are subject to shareholder approval, provided that in addition to any rights or limitations provided by the NYBCL, the vote of the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class, shall be required to approve any amendment of the conversion rights of either the Class A common stock or the Class B common stock. Holders of Class A common stock and Class B common stock have no cumulative voting rights.

Other Rights

Holders of Class A common stock and Class B common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock, provided that the Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder and any shares of Class B common stock automatically shall convert into shares of Class A common stock on a one-for-one basis upon the sale or transfer of such shares of Class B common stock to any person who is not a member of the Jacobson or Gershwind families or any trust not established principally for members of the Jacobson or Gershwind families or to any person who not an executor, administrator or personal representative of an estate of a member of the Jacobson or Gershwind families.

Preferred Stock

The Certificate authorizes 5,000,000 shares of Preferred Stock. The Company’s Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix, by resolution, the voting powers, full or limited or no voting powers, and such designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board of Directors may increase or decrease as permitted by New York law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Class A common stock and Class B common stock with respect to dividend or liquidation rights or both. There are currently no shares of Preferred Stock outstanding.

Anti-Takeover Effects of the Certificate, By-Laws and NYBCL

The following provisions may have the effect of delaying, deferring or preventing a change in control of the Company:

Special Meetings of Shareholders.  The By-Laws provide that special meetings of the shareholders may be called by resolution of the Board of Directors or by the president and shall be called by the president or secretary upon the written request (stating the purpose or purposes of the meeting) of a majority of the Board of Directors or of the holders of a majority of the outstanding shares entitled to vote.

New York Business Corporation Law.  As a New York resident domestic corporation, we are subject to the provisions of Section 912 of the New York Business Corporation Law. Section 912 provides, with certain exceptions, that a New York resident domestic corporation may not engage in a “business combination” (such as merger, consolidation, recapitalization or disposition of stock) with any “interested shareholder” for a period of five years from the date that the person became an interested shareholder unless: (a) the transaction resulting in a person becoming an interested shareholder, or the business combination was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; (b) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or (c) the business combination meets specified valuation requirements for the stock of the New York resident domestic corporation. An “interested shareholder” is defined as any person that (a) is the beneficial owner of 20% or more of the outstanding voting stock of the New York resident domestic corporation or (b) is an affiliate or associate of the corporation that at any time during the five years prior was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock.

Undesignated Preferred Stock.  Our Board of Directors may authorize, without shareholder approval, the issuance of undesignated Preferred Stock with voting rights or other rights or preferences designated from time to time by our Board of Directors. The existence of authorized but unissued shares of Preferred Stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Shareholder Action by Written Consent.  The By-Laws provide that shareholder action by written consent requires the signature of all shareholders entitled to vote on the action.

Size of Board and Vacancies.  The By-Laws provide that the number of directors may be changed by resolution of a majority of the entire Board of Directors or by the shareholders, but no decrease may shorten the term of any incumbent director. Any vacancy on the Board of Directors, including one created by an increase in the number of directors, may be filled by a majority vote of the remaining directors.

No Cumulative Voting.  Neither the Certificate nor the By-Laws provides for cumulative voting.

In addition, please see “Risk Factors -- Our principal shareholders exercise significant control over us.” in Part I.A. Risk Factors in the Annual Report on Form 10-K of which this Exhibit 4.05 is a part or incorporated by reference as an exhibit.